UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Realogy Corporation

File No. 333-148153 – CF # 24008

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Realogy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2009.

Based on representations by Realogy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through January 31, 2015
Exhibit 10.10	through January 31, 2015
Exhibit 10.12	through April 10, 2012
Exhibit 10.13	through April 10, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel